For Institutional Investors

DCR vs. Alternative Products

Disclaimer

MACRO Securities Depositor, LLC, a Delaware limited liability company which is acting as the depositor for the Claymore MACROshares Oil Down Holding and Tradeable Trusts, has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.
Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively,
MACRO Securities Depositor, LLC, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free (800) 345-7999. You may also request a copy of the prospectus by accessing the Claymore MACROshares web site at
www.claymoremacroshares.com.

These materials may contain "forward-looking statements," including projections, forecasts and estimates. These forward-looking statements are based upon certain assumptions. Actual events are difficult to predict and may differ from those assumed herein. Accordingly, there can be no assurance that the estimated returns or outcomes described herein can be realized, that the factual assumptions upon which forward-looking statements are based will materialize or that actual results will not be materially different than those presented herein. “Standard & Poor’s” and “S&P” are trademarks of The McGraw-Hill
Companies, Inc. and have been licensed for use by MacroMarkets LLC. None of the financial products described herein that are based upon one or more S&P/Case-Shiller Home Price Indices are sponsored, endorsed, sold or promoted by S&P, and S&P makes no representation regarding the advisability of investing in such products.

            Oil Producers

Those that are naturally exposed to the oil market due to the nature of their business, the country or region they live in, or their customer base (reduce volatility of earnings).

            Commodity funds and investors

Those investors that would like to offset the heavy weighting of oil in their portfolio exposures to commodities through the GSCI, AIG, Rogers, and other Commodity Indices.  This would allow investors to either rebalance or reduce risk without undermining their current exposure.

An investment in DCR may reduce market impact by buying a highly correlated security rather then selling out of a large holding.

            Oil Bears

Those investors that have a negative long-term outlook on oil prices.

            Oil Traders

Market makers that would like to hedge their position in alternative ways, or find alpha.

            Long-Term Shorts

Hedge against impediments to delivery or short-term supply constraints causing a front-month futures price spike.

            Over-the-Counter Issuers of Index-Linked Bonds

An alternative as a reference security (no hedging maintenance, high correlation to the inverse performance of NYMEX
West Texas Oil Futures Contract, long-term in nature).

            Isolate idiosyncratic exposures in the energy sector (allows the market to remove oil beta).

Who should consider DCR?

Futures

Futures are market instruments often used for short term
trading and hedging.

Futures use leverage

One can lose more than the original investment unless the
investor chooses to fully collateralize its investment.

Margin considerations

As the value of the futures account changes, margin
requirements are maintained daily.

Liquidity must be available to remain in a long-term futures position.

Roll maintenance

Requires active oversight and management

Can be costly to maintain positions

There can be sharp changes around rolls

Impediments to delivery can cause a short futures contract
to spike close to its expiration date.  If an investor is short, they may be forced to take a loss on the front month futures contract as it jumps higher, and then short the next contract at a lower price.

Tax Considerations

Participants in the futures market pay 60% long-term 40%
short-term capital gains tax regardless of the holding period.

For existing positions, an investor may be required to pay
capital gains tax on the unrealized gains of the position if there is a positive mark-to-market at the end of the year.

MACROSHARES (DCR)

MACROSHARES are designed for long-term investments. DCR is similar to a constant maturity future. (as long as 20 years)

No leverage and margin considerations

MACROSHARES are fully collateralized, margin accounts and
leverage considerations do not apply.

No physical delivery

The reference futures contract automatically changes with no roll cost from the front month to the following month at approximately the same time that the highest volume of the NYMEX trading also switches out of the front month.

No roll maintenance

DCR trades like an equity on the AMEX. There is no oversight of oil exposure required. An investor can easily hold this instrument as a long-term investment while still accruing additional income through a dividend.

At the moment, DCR trades at a discount.  This is similar to selling a futures contract at a premium to the reference NYMEX West Texas Intermediate
Crude Futures contract.

Tax Considerations

For long-term holding periods, the income on DCR is taxed as interest income, and the gains related to movements in the reference oil futures price are taxed as long-term capital gains.  If the position is held short-term, short-term capital gains taxes are incurred.

Portions of the underlying assets for DCR include T-bills which are taxed at the federal level, but are exempt from state and local income tax.  DCR also includes cash and overnight repurchase agreements that are taxed at the federal, state, and local level.
Income used to pay fees are subject to tax.  The 2% rule applies before taxable investors can deduct fees from earnings.

Futures vs. MACROSHARES

Exchange-Traded Notes (ETNs)

            Credit Risk

An ETN has credit exposure to the issuer. Concentration
risk may exist with respect to the underlying obligors
included in the portfolio.

            Inverse Index Performance tracking

Currently, there is no inverse oil performance
participation ETNs.  This means the investor would have
to short these notes.  In order to short, the investor
would be giving up the accretion of income.

            Bond components

ETNs can have interest rate risk if the underlying assets
have longer maturities then cash equivalents.

            Tax Considerations

In order to short an ETN, all holding periods are
considered short-term, and will be taxed accordingly.

MACROSHARES (DCR)

Like an ETN, MACROSHARES earn income, allow for unique asset class exposures, and have long-term exposures.

Unlike an ETN, MACROSHARES have no credit risk and minimal
interest rate risk, because the trust is fully collateralized with cash equivalent instruments.

The structure of MACROSHARES acts like a mini swaps market
without the intermediaries.  The bears earn at the expense of the bulls and vice versa.  It is a zero sum game plus interest minus expenses.

With the MACROSHARES structure, there is a long and a short
exposure.  The value of DCR increases when the value of its
underlying (West Texas Intermediate Crude Futures Contract)
declines.  This is a short position that can be held long-term with no counterparty risk or oversight considerations.

Tax Considerations for DCR:

For long-term holding periods, the income on DCR is taxed
as interest income, and the gains related to movements in
the reference oil futures price are taxed as long-term capital gains.  If the position is held short-term, short-term capital gains taxes are incurred.

Portions of the underlying assets for DCR include T-bills
which are taxed at the federal level, but are exempt from
state and local income tax.  DCR also includes cash and
overnight repurchase agreements that are taxed at the
federal, state, and local level.  Income used to pay fees are subject to tax.  The 2% rule applies before taxable investors can deduct fees from earnings.

Unsecured, unsubordinated debt securities whose returns
are based upon the performance of a market index minus
applicable fees. An ETN allows for long-term exposure to
a variety of underlying assets.

ETNs vs. MACROSHARES

Shorting Oil ETF

In order to hedge against or profit from a downward move in oil using the current selection of oil ETFs, one must short a
security.  In order to short a security, the investor must borrow to make delivery.

This allows the investor to raise capital, but subjects
the investor to uncertainty of the cost of the capital
(rebate rate) and constraints of maintaining the hedge.

The rebate rate can go up when the short is bringing in a profit due to declining supply of borrows and increasing demand to
short the security.  The rebate rate has the potential to wipe out profits as the trade turns profitable.

Tax Considerations

In order to short an ETF, all holding periods are
considered short-term, and will be taxed accordingly.

MACROSHARES (DCR)

DCR provides a means to short oil by taking a long position that tracks the inverse performance of oil.  The control of ownership lies with the owner of DCR.  There are no lending
considerations.

DCR provides a method for participating in the inverse
performance of oil for accounts that are unable to short
securities.

As long as interest rates remain above a certain level, the
investor accrues interest providing for positive carry.

Tax Considerations for DCR

For long-term holding periods, the income on DCR is
taxed as interest income, and the gains related to
movements in the reference oil futures price are taxed as
long-term capital gains.  If the position is held short-
term, short-term capital gains taxes are incurred.

Portions of the underlying assets for DCR include T-bills
which are taxed at the federal level, but are exempt from
state and local income tax.  DCR also includes cash and
overnight repurchase agreements that are taxed at the
federal, state, and local level.  Income used to pay fees
are subject to tax.  The 2% rule applies before taxable
investors can deduct fees from earnings.

Shorting Other Oil ETFs

Derivatives

            Swaps

Swaps allow for longer term exposures to a reference
index or security. (For example, to benefit from
downward movement in a reference oil futures
benchmark)

When participating in a swap, one must consider
counterparty risk in the context of their portfolio.

Other considerations for swaps include liquidity and
pricing clarity to the market.

Entry barriers exist for many market participants due
to considerations such as  minimum capital
requirements, valuation infrastructure, and derivative
restrictions.

            Puts

In order to hedge downside oil performance using
puts, an investor would have to enter into a series of
puts for the holding period.  This can be quite
expensive.  For this reason, puts are often used for
short-term hedging and trading uses.

Puts only trade so far out the oil curve, the investor
may not have the option, or pay significant market
impact to participate in a long-term option strategy.

MACROSHARES (DCR)

DCR provides long-term exposure to the Inverse
performance of the reference oil futures
contract.  In contrast to swaps, MACROSHARES
do not have counterparty risk as they are
exchange traded securities fully collateralized by
short-term government securities.

Because MACROSHARES are listed on the
AMEX and trade intraday, extensive price clarity
exists.

DCR requires no additional oversight or market
tracking to adjust oil futures exposure.  One can
profit from the downward movement of the
reference oil futures contract by purchasing
DCR.

Derivatives vs. MACROSHARES

Sector ETFs

A sector security is a group of stocks in a
specific market or industry group.  The stocks
included in the sector ETFs are a concentrated
group of shares in companies and have
significant correlation to the broad stock
market.

The Sector returns have both market exposure
(beta), and oil exposure by way of the
underlying companies.  Any investment would
be indirect.

These sector ETFs may increase in correlation
with the stock market and diverge from oil
industry performance during market downturns.
This can undermine any intended hedges. (see
chart a)

MACROSHARES (DCR)

DCR tracks the performance of oil, not the
companies that are in the oil industry.  As such,
they have a higher correlation to oil, and a lower
correlation to the stock market (see chart b).

OIL Sector ETFs vs. MACROSHARES

DCR, S&P 500, XLE, WTI Futures
Prices Indexed @ 100 on 2/26/2007
DCR
S&P 500
XLE
WTI Futures
104
103
102
101
100
99
98
97
96
95
94
93
2/26
2/27
2/28
3/1
3/2
3/5
3/6
3/7
3/8
3/9

copyright 2007 MACRO MARKETS All rights reserved

Sector ETF’s provided little diversification from the declining market

Performance During Recent Market Downturn

(chart a)

DCR v. WTI Futures
Prices Since Inception of DCR
65
60
55
50
12/4
12/18
1/1
1/15
1/29
2/12
2/26
3/12
WTI
DCR

copyright 2007 MACRO MARKETS All rights reserved

Performance of MACROSHARES Oil Down
(chart b)